L E T T E R   T O   S H A R E H O L D E R S

November 14, 2005

It is again a pleasure to update you on activities of the Company for the latest quarter ended September 30, 2005.

During the quarter, we closed a bought deal financing for 5,750,000 shares at $3.25/share providing gross proceeds of CDN$18,687,500. The Company is now in a strong financial position which allows us to continue exploration and development of the project at an accelerated pace.

In that regard, we have had continued success with our exploration, both at the main deposit and regionally. The western extension of Quebrada del Diablo is now well defined and better understood. Results announced during the quarter from our regional exploration program showed that there is a strong system trending over 10 km. We plan to complete an aeromagnetic survey of the entire concession later this year with follow up drilling of targets in 2006.

Work also continued at a pace on the baseline studies for environmental permitting, geotechnical and engineering. We are internally reviewing the implications of the new western extension in terms of mining, throughput rates, production scenarios and logistics, prior to the upcoming feasibility study planned for 2006.

We are extremely pleased and excited with progress on the project. We thank you for your continued support and I look forward to updating you on developments for the remainder of the year.

On behalf of the Board of Directors,

Patrick G. Downey
President and C.E.O.